Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Auzmor Inc
6600 Westown Pkwy Suite 255, Suite West
Des Moines, IA 50266
https://auzmor.com/

Up to $123,994.40 in Common Stock at $5.92
Minimum Target Amount: $123,994.40

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Auzmor Inc
Address: 6600 Westown Pkwy Suite 255, Suite West, Des Moines, IA 50266
State of Incorporation: DE
Date Incorporated: April 10, 2017

Terms:

Equity

Offering Minimum: $123,994.40 | 20,945 shares of Common Stock
Offering Maximum: $123,994.40 | 20,945 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $5.92
Minimum Investment Amount (per investor): $195.36

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>Investment Incentives</u>

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 25% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 30% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $2,500+ between day 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $2,500+ between day 60 - 65 and receive 10% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ and receive a one year of Auzmor Office, Learn, Hire, or LXP

Tier 2 Perk: Invest $5,000+ and receive 5% bonus shares + receive two years of Auzmor Office, Learn, Hire, or LXP

Tier 3 Perk: Invest $10,000+ and receive 10% bonus shares + receive a lifetime subscription for Auzmore Office, Learn, Hire, or LXP

Tier 4 Perk: Invest $20,000+ and receive 15% bonus shares + a 30-minute zoom-call with the executive team + receive a lifetime subscription for Auzmor Office, Learn, Hire, or LXP

Tier 5 Perk: Invest $50,000+ and receive 20% bonus shares + a 30-minute zoom-call with the executive team + receive a lifetime subscription for all of our current services (Auzmor Office, Learn, Hire, and LXP)

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

<u>StartEngine Venture Club</u>

Auzmor Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club. This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.92 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $592. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed. Eligible investors will also receive the Venture Club Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Auzmor Inc (or the "Company") focuses on enhancing the employee experience through comprehensive platforms for onboarding, performance management, HRIS, ATS, and e-learning. The Company was founded to address challenges in traditional employee training systems by offering user-friendly, intuitive solutions with 24x7 access to training and pre-built content.

Business Model

All of our systems are annual subscription models. We charge based on user seat volume.

Competitors and Industry

Competitors

The Company's competitors include Docebo, Cornerstone, SAP Litmos, and Absorb. Auzmor differentiates itself through 4 main channels:

Support- Support has always been a consistent issue amongst SaaS organizatons. At the core of Auzmor is "Customer Obsession". Client satisfaction is something that all of our team members are responsible for and work as a team to ensure clients are well taken care of within.

Easy of use- We have developed Auzmor while keeping Facebook in mind. If you think of Facebook, most people wouldn't need training to use the platform. Auzmor has been designed in a very similar and intuitive manner, which has led Auzmor to become one of the top leaders in its industry.

Implementation- Most of our competitors take 8-12 weeks to implement or longer. Auzmor's implementation ranges from 2-4 weeks. We work closely with clients to ensure they have the right tools to complete.

Professional services- Professional learning & development consultants and instructional designers to support clients in creating content and developing training strategies that can be implemented organization-wide.

Industry

Auzmor targets the e-learning and HR technology markets:

- E-Learning Market: Projected CAGR of 20.5% from 2022 to 2030, with an estimated market size of $1,124B by 2030.

- HRIS Market: Estimated value of $56.18B by 2030, growing at a CAGR of 12.8%.

Current Stage and Roadmap

Current Stage

Auzmor has been in business since 2017 and has had its product in the market selling since 2018/early 2019- in a short amount of time has startled the LMS industry and aims to become one of the top leaders in the space. Our products are currently used amongst 200+ organizations ranging from small to medium, to enterprise businesses.

Future Roadmap

All the investment will be used to scale sales, marketing, and product development. We plan on selling in five new countries and languages every year.

The Team

Officers and Directors

Name: Darryl Christopher Jose

Darryl Christopher Jose's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder and CEO
  Dates of Service: January, 2017 - Present
  Responsibilities: I initiated to discussion with Start Engine. Darryl is paid 3K a month, plus a car starting Feb for $1250 paid by Auzmor.

Other business experience in the past three years:

- Employer: FreshFlows
  Title: Founder and Advisor
  Dates of Service: January, 2020 - Present
  Responsibilities: An end-to-end Product Management tool for new school product companies.

Other business experience in the past three years:

- Employer: American Technology Consulting - ATC
  Title: Founder and Advisor
  Dates of Service: January, 2009 - Present
  Responsibilities: We offer end-to-end fully customized Managed Testing & Turnkey Services that enable you to focus on your core business. We take the responsibility of application testing at an enterprise or program level and provide a shared risk model to organizations who want to transform their testing to achieve high-quality without the expense of large overheads and day-to-day responsibilities, and while maintaining overall control of your project. Our team has the expertise to power you at every stage of your product development lifecycle, from discovery to ongoing post-launch enhancement.

Name: Zeinab Ameera Asghari

Zeinab Ameera Asghari's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder and Head of Sales
  Dates of Service: October, 2018 - Present
  Responsibilities: I am responsible for all revenue generation and client support/ satisfaction. Auzmor is an HR SaaS company that specializes in Learning Management System to equip employees with training to enable them to do better in their roles and upskill within the business. Our employee experience platform is a social intranet that allows companies to have a central hub for all documentation, company and team communication, and a people hub to allow new hires to easily see other team members and connect with them. Zee receives 5k a month in salary.

Name: Bhanu Prakash Valluri

Bhanu Prakash Valluri's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder
  Dates of Service: June, 2018 - Present

Responsibilities: Responsible for building an eco-system of learning and employee experience products with a focus on product management and product design. Also responsible for over-all product strategy and team building at Auzmor. Bhanu does not receive compensation.

Other business experience in the past three years:

- Employer: Freshflows
  Title: Co-Founder and CEO
  Dates of Service: January, 2020 - Present
  Responsibilities: The world changed and so is the way we build products. Freshflows is an end to end solution for product companies, product management teams, product development teams, and everyone they collaborate with.

Name: Gowtham Rupavatharam

Gowtham Rupavatharam's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder & AVP Engineering
  Dates of Service: June, 2018 - Present
  Responsibilities: Head the Engineering team. Responsible for Product delivery & stability. Gowtham does not receive a compensation.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Common Stock in the amount of up to $1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service

All of our current services are variants of one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our service. Delays or cost overruns in the development of our service and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay

in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Auzmor, Inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Auzmor Inc could harm our reputation and materially negatively impact our financial condition and business.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our service. Delays or cost overruns in the development of our service and failure of

the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Darryl Christopher Jose	9,000,000	Common Stock	93.36%

The Company's Securities

The Company has authorized Common Stock, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 20,945 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 9,640,000 outstanding.

Voting Rights

Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

SAFE

The security will convert into Preferred and the terms of the SAFE are outlined below:

Amount outstanding: $700,000.00
Interest Rate: %
Discount Rate: %
Valuation Cap: $57,000,000.00
Conversion Trigger: Qualified Financing

Material Rights

There are no material rights associated with SAFE.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: SAFE
  Final amount sold: $700,000.00
  Use of proceeds: Building the product
  Date: June 12, 2024
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $1,196,610 compared to $1,556,406 in fiscal year 2023. This 30% increase in revenue was driven by an expansion in customer acquisition, including notable clients, and the successful scaling of the Company's services. The focus on improving the product's functionality and enhancing customer retention also contributed to this growth.

Cost of Sales

Cost of Sales for fiscal year 2022 was $43,250 compared to $195,872 in fiscal year 2023. The significant increase in the cost of sales is due to the expansion of services, which required additional resources and infrastructure, and an increase in the volume of products sold. The Company also invested in higher quality materials and increased customer service efforts, which raised the cost.

Gross Margins

Gross margins for fiscal year 2022 were $1,153,360 compared to $1,360,534 in fiscal year 2023. This increase in gross margin resulted from higher sales and improved operational efficiencies, offset partially by increased costs in service delivery. While the cost of goods sold grew, the growth in sales allowed for an overall increase in gross margins.

Expenses

Expenses for fiscal year 2022 were approximately $1,231,626 compared to $1,494,565 in fiscal year 2023. This increase is largely attributed to higher personnel costs, increased marketing expenditures to fuel growth, and scaling operations to meet the demand generated by new customers. The Company also invested in infrastructure improvements, which contributed to the rise in expenses.

Historical results and cash flows:

The Company is currently in the growth stage and is revenue generating. We are of the opinion that historical cash flows may not be fully indicative of the revenue and cash flows expected in the future because the Company is scaling rapidly and making strategic investments in its workforce, technology, and customer acquisition strategies. Past cash was primarily generated through sales and equity investments, and the Company expects future cash flows to be driven by its expanding customer base and recurring revenue model. Our goal is to continue scaling the business by expanding into new markets and investing in product development, which we believe will significantly boost future cash flows. However, given the rapid growth, past performance should be considered with these future expectations in mind.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of October, 2024 the Company has capital resources available in the form of $3,228.00 in 2023 as cash on hand. For a current figure, we are calculating & pooling this across 2 accounts.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support the scaling of our operations, product development, and the expansion of our customer base. Without these funds, we may not be able to achieve our projected growth or meet increasing demand.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. 60% of the total funds that our Company will have will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal. This capital will ensure that we have the liquidity needed to continue operations, grow our team, and expand our product offerings.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount of $15,000, we anticipate the Company will be able to operate for 3 months. This is based on a current monthly burn rate of $5,000, which covers salaries, R&D, and general operating expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 12 months. This is based on a projected monthly burn rate of $100,000 for expenses related to scaling operations, hiring new personnel, and expanding product development.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital, including a planned venture capital raise in 2025. This will supplement our funding and support continued growth and expansion. We are also exploring lines of credit to ensure operational liquidity during periods of rapid expansion.

Indebtedness

- Creditor: Note Payable - Clinton Jose
  Amount Owed: $105,000.00
  Interest Rate: 0.0%

Payable on demand

- Creditor: Note Payable - Darryl Jose
Amount Owed: $805,132.00
Interest Rate: 0.0%
Payable on demand

- Creditor: Note Payable - Tara Jose
Amount Owed: $235,500.00
Interest Rate: 0.0%
Payable on demand

- Creditor: SBA EIDL Loan - 2379577810
Amount Owed: $999,000.00
Interest Rate: 0.0%
Maturity Date: May 23, 2050

- Creditor: SBA EIDL Loan - 9807828209
Amount Owed: $100,000.00
Interest Rate: 0.0%
Maturity Date: February 02, 2051

- Creditor: Bankers Healthcare Group/BHG Loan
Amount Owed: $33,506.00
Interest Rate: 0.0%
Maturity Date: January 25, 2028

- Creditor: Idea 247 Inc
Amount Owed: $51,255.00
Interest Rate: 0.0%
Maturity Date: October 26, 2024

- Creditor: SAFE Note Payable - Nima Moayedi
Amount Owed: $350,000.00
Interest Rate: 0.0%

- Creditor: Fora Financial
Amount Owed: $25,572.70
Interest Rate: 0.0%
This loan was closed in 2024.

Related Party Transactions

- Name of Person: Clinton Jose
Relationship to Company: Director
Nature / amount of interest in the transaction: The Company had outstanding payables to related parties (Related Party) as follows: Clinton Jose
Material Terms: Balance as of December 31, 2023: $105,000

- Name of Person: Darryl Jose
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: The Company had outstanding payables to related parties (shareholder) as follows: Darryl Jose
Material Terms: Balance as of December 31, 2023: $805,132

- Name of Person: Tara Jose
Relationship to Company: Director
Nature / amount of interest in the transaction: The Company had outstanding payables to related parties (Related Party) as follows: Tara Jose
Material Terms: Balance as of December 31, 2023: $235,500

Valuation

Pre-Money Valuation: $57,068,800.00

Valuation Details:

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) no preferred stock is authorized or outstanding; (ii) all outstanding options and warrants are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $700,000 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $123,994.40 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  StartEngine Service Fees

If we raise the over allotment amount of $123,994.40, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fee
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Research & Development
  15.0%
  We will use 15% of the funds raised for market and customer research, new product development, and market testing. This will allow us to enhance our platform by building new features and testing their applicability in different market segments.

- Inventory
  15.0%
  We will use 15% of the funds raised to purchase inventory for the Company's service in preparation for the launch of new features or expansions.

- Company Employment
  30.0%
  We will use 30% of the funds to hire key personnel for daily operations, including the following roles: Office Administration, Sales and Marketing, Customer Service, and Product Development. Wages will be commensurate with training, experience, and position.

- Working Capital
  22.5%
  We will use 28.5% of the funds for working capital to cover expenses for ongoing day-to-day operations, including salaries, marketing campaigns, and other operating expenses to ensure the smooth running of the company during the expansion phase.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://auzmor.com/ (https://auzmor.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/auzmor

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Auzmor Inc

[See attached]



Auzmor Inc
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2023 & 2022

Table of Contents



RNB CAPITAL

Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

---

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Auzmor Inc. Management

We have reviewed the accompanying financial statements of Auzmor Inc (the Company) which comprise the statements of financial position as of December 31, 2023 & 2022 and the related statements of operations, statements of changes in shareholders' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
September 4, 2024

AUZMOR INC
STATEMENTS OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	2022
ASSETS		
Current Assets:		
Cash	3,228	43,953
Accounts Receivable	646,300	287,690
Other Current Assets	24,424	17,788
Total Current Assets	673,952	349,431
Non-Current Assets:		
Fixed Assets	2,862	5,414
Total Non-Current Assets	2,862	5,414
TOTAL ASSETS	676,814	354,845
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	120,462	152,551
Short Term Liabilities	110,333	-
Due to Related Party	1,145,632	1,109,526
Other Current Liabilities	11,000	-
Total Current Liabilities	1,387,427	1,262,077
Non-Current Liability:		
Long Term Liability	1,596,266	1,460,106
Total Non-Current Liability	1,596,266	1,460,106
TOTAL LIABILITIES	2,983,693	2,722,183
SHAREHOLDERS' EQUITY		
Share Capital	800	800
Additional Paid-In Capital	940,446	940,446
Deficit	(3,248,125)	(3,308,584)
TOTAL SHAREHOLDERS' EQUITY	(2,306,879)	(2,367,338)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	676,814	354,845

AUZMOR INC
STATEMENTS OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	2022
Revenue	1,556,406	1,196,610
Cost of service	195,872	43,250
Gross Profit	**1,360,534**	**1,153,360**
Operating Expenses		
Advertising Expense	173,356	381,041
Professional Fees	875,497	753,327
Depreciation Expense	2,552	2,552
Overhead Expense	153,991	229,544
Total Operating Expenses	**1,205,396**	**1,366,464**
Total Income (Loss) from Operations	**155,138**	**(213,104)**
Other(Income) Expense		
Interest Expense	102,314	16,295
Other Income	(9,017)	(149,201)
Total Other (Income) Expense	**93,297**	**(132,906)**
Earnings (Losses) before Tax	**61,841**	**(80,198)**
Income Tax Expense/(Benefit)	-	(1,932)
Net Income (Loss)	**61,841**	**(78,266)**

AUZMOR INC
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		Additional Paid-In Capital	Retained earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount			
Beginning balance at 1/1/22	8,000,000	800	940,446	(3,230,318)	(2,289,072)
Issuance of Common Stock	-	-	-	-	-
Additional Paid in Capital	-	-	-	-	-
Net loss	-	-	-	(78,266)	(78,266)
Issuance of SAFE Note	-				-
Ending balance at 12/31/22	8,000,000	800	940,446	(3,308,584)	(2,367,338)
Prior period adjustments	-	-	-	(1,383)	(1,383)
Issuance of Common Stock	-	-	-	-	-
Additional Paid in Capital	-	-	-	-	-
Net income	-	-	-	61,842	61,842
Issuance of SAFE Note	-	-	-	-	-
Ending balance at 12/31/23	8,000,000	800	940,446	(3,248,125)	(2,306,879)

AUZMOR INC
STATEMENTS OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	**61,841**	**(78,266)**
Adjustments to reconcile Net Income (Loss) to Net Cash provided by operations:		
Prior period adjustments	(1,383)	-
Depreciation Expense	2,552	2,552
Decrease (Increase) in:		
Accounts Receivable	(358,610)	(212,817)
Other Current Assets	(6,636)	148,269
Increase (Decrease) in:		
Accounts Payable	(32,088)	(528,730)
Other Current Liabilities	11,000	(211,953)
Total Adjustments to reconcile Net Income (Loss) to Net Cash provided by operations	(385,165)	(802,679)
Net Cash used in Operating Activities	**(323,324)**	**(880,945)**
CASH FLOWS FROM INVESTING ACTIVITY		
Purchase of Fixed Assets	-	(2,345)
Net Cash used in Investing Activity	**-**	**(2,345)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds / (Repayment) of long term liabilities	282,599	799,100
Net Cash provided by (used in) Financing Activities	**282,599**	**799,100**
Cash at the beginning of period	43,953	128,143
Net Cash increase (decrease) for period	(40,725)	(84,190)
Cash at end of period	**3,228**	**43,953**

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Auzmor Inc ("the Company") was formed in Delaware on April 7th, 2017. The Company plans to earn revenue by providing a learning management system (LMS) to help organizations to effectively train, develop, and engage their employees. The Company's headquarters are in the state of Delaware. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2024.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized loss in prior years and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2022.

Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $3,228 and $43,953 in cash as of December 31, 2023 and December 31, 2022, respectively.

Accounts Receivable
Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. No allowance for doubtful accounts has been recognized in 2023 and 2022.

<u>Property and Equipment</u>

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	2023	2022
Property & Equipment	8	20,412	20,412
Accumulated Depreciation		(17,550)	(14,998)
Net Fixed Assets		2,862	5,414

<u>Revenue Recognition</u>

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues through a subscription-based model. Organizations pay a recurring fee based on the number of users and features they need for their comprehensive learning management system (LMS). The Company's payments are collected in advance either quarterly or yearly. The Company's primary performance obligation is to maintain an acceptable level of software uptime for users over the subscription period which can be one to six months and revenue is recognized over the life of the subscription as performance obligations are satisfied.

<u>Advertising Costs</u>

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

Professional Fees

Professional fees consist of consulting, fee for contents provided in the subscription and other professional services such as legal.

Overhead Expenses

Overhead expenses consist of dues & subscriptions, office expenses, rent and other miscellaneous expenses necessary in the operations of the business.

Other Income

Aside from the revenue from subscriptions, the Company also earns from professional fees and consulting income from partners.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates.

As of 2023 and 2022 there are 388,691 share options outstanding and management has concluded that the estimated fair value of Company's stock do not exceed the exercise price of the options resulting in a nil intrinsic value of the stock options. Thus, the corresponding expense is 0 from the vested shares options in 2023 and 2022.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdiction is in the United States.

The Company has not filed its tax returns as of the date of these financials and is in the process of doing so.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company had outstanding payables to related parties as follows:

Lender	Relationship	Balance as of December 31, 2023	Balance as of December 31, 2022
Clinton Jose	Related Party	105,000	105,000
Darryl Jose	Shareholder	805,132	769,026
Tara Jose	Related Party	235,500	235,500
Grand Total		1,145,632	1,109,526

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

In 2023 the Company entered into new loans from Bankers Healthcare Group, Fora Financial and Idea 247 Inc to support its operating expenses. The balances of the new and old loans as follows:

Loans from Clinton Jose, Darryl Jose and Tara Jose are loans from related parties (see Note 3)

Lender	Original Amount	Maturity Date	Current	Non-current
Note Payable - Clinton Jose	$105,000.00	Payable on demand	$105,000	
Note Payable - Darryl Jose	$805,132.00	Payable on demand	$805,132	
Note Payable - Tara Jose	$235,500.00	Payable on demand	$235,500	
SBA EIDL Loan - 2379577810	$999,000.00	5/23/2050		$999,000
SBA EIDL Loan - 9807828209	$100,000.00	02/02/2051		$100,000
Bankers Healthcare Group/BHG Loan	$206,895.00	1/25/2028	$33,506	$147,266
Fora Financial	$25,572.70	Loan Closed in in 2024	$25,573	
Idea 247 Inc	$160,000.00	10/26/2024	$51,255	
SAFE Note Payable - Nima Moayedi	$350,000.00	N/A		$350,000.00
Total Long Term Liabilities			**$1,255,965**	**$1,596,266**

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with a par value of $0.0001 per share. 8,000,000 shares were issued and outstanding as of 2023 and 2022. The outstanding shares were solely held by Darryl Jose.

Voting: Common stockholders are entitled to one vote per share
Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 4, 2024, the date these financial statements were available to be issued. No other events require recognition or disclosure except for the aforementioned loan below:

On March 22, 2024, the Company obtained a $150,000 loan from Colony Bank for working capital needs. This entitled the Lender to a Security Interest in the assets of the Borrower.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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GET A PIECE OF AUZMOR

AI-Powered App to Train, Engage, and Upskill Your Workforce

Meet Auzmor, the Digital Heart of your organization and the next-generation AI-driven super app revolutionizing the employee experience ecosystem and how organizations manage their workforce. Our all-in-one solution centralizes employee training, communication, and engagement, offering a unified solution that boosts efficiency and engagement.

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This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



Create a highly Skilled, Engaged, and Connected Workforce.
auzmor

OVERVIEW | ABOUT | TERMS | REWARDS | DISCUSSION | INVESTING FAQS

Get Equity
$5.92 Per Share

MIN INVEST
$195.36

VALUATION
$57.07M

REASONS TO INVEST

In under 5 years, Auzmor became profitable* and a leader in e-learning ($194B TAM), with 96%+ client retention. E-learning is the fastest-growing segment of the employee experience ecosystem.

⊘ Our notable clients include Amazon, State of Colorado, Verisk, City Brewing, ActiveCampaign, Life.Church, Medicine for Humanity, and other prestigious organizations.

⊘ G2 has recognized Auzmor with multiple best-in-classs awards for usability and ease of implementation across various segments for the past 3 years in a row, highlighting its status as a global leader in the employee experience ecosystem.

*Historical results are subject to variable factors and are not a guarantee of future performance or success.

TEAM



Darryl Jose • Founder and CEO

Darryl is a serial entrepreneur with over 20 years of experience in growing businesses. Known for his innovative mindset and effective leadership, he has demonstrated the ability to drive growth in various ventures. He led Reduced Data to acquisition by Snapdeal and helped grow ATC, a tech services company, from its founding to $30 million in revenue without external funding. At Auzmor, he has guided the company towards profitability through a bootstrapped approach, fostering steady growth and long-term sustainability.

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Zeinab (Zee) Asghari • Co-Founder and Head of Sales

Zee is a dynamic sales leader with over 10 years of experience in supporting sales and revenue growth. At Auzmor, she has played a crucial role in onboarding key clients, contributing to steady revenue generation, and maintaining high client retention. Her strategic collaboration with marketing has been essential in supporting Auzmor's profitability. With a strong background in e-learning from SumTotal and Skillsoft, Zee's passion for workforce development makes her a key contributor to revenue growth and client relationship management at Auzmor

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Bhanu Prakash Valluri • Co-Founder



Bhanu, formerly CEO of Mobiport, led the development of a zero-code platform for creating apps on conversational platforms like Google Assistant and Alexa. With over a decade of experience in Product Management, Bhanu is known for facilitating innovation by deeply understanding client needs and translating them into effective solutions.At Auzmor, Bhanu has been instrumental in driving success, bringing a passion for developing impactful products that accelerate growth in the HCM industry.

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Gowtham Rupavatharam • Co-Founder & AVP Engineering

Gowtham, former co-founder of MobiPort, is a technology leader with over 14 years of experience. Known for his passion for problem-solving and building large-scale applications, he provides efficient solutions tailored to end-user needs. At Auzmor, Gowtham leads the Engineering and Infrastructure teams, ensuring the product's infrastructure remains scalable and adaptable. His expertise has been instrumental in shaping Auzmor into a leading solution in the e-learning space, driving innovation and maintaining high standards of performance and reliability.

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THE PITCH

Enhancing Employee Experience and Continuous Improvement



An Employee's Journey
Recruit and Hire
A new employee joining the organization.
Onboard
Getting trained, meeting team members, and getting to know their role.
Develop
Upskill an employee and help them with their career growth.
Progress
How is the employee performing in their new role and how have they progressed in their development.
Engage
Does the employee have a sense of comradey and community and do they feel connected to the brand mission, vision, and value.
Exit
Employee is leaving the organization and HR is conducting exit interviews and see if the employee is qualified for rehire.

Introduction: In 2017, Auzmor was founded with a vision to be a leading Super App within the employee experience ecosystem by transforming the need for multiple fragmented systems into one seamless, unified solution. Our mission is to provide organizations with an all-encompassing, AI-powered platform that streamlines onboarding, provides personalized learning opportunities for employees, and keeps teams connected to foster a cohesive and engaging work environment.



What is Employee Experience?
01:29

What is Employee Experience:

The Challenge: Today organizations are struggling with fragmented systems, bad user experience, and the complexity of managing multiple independent systems across training, communication, and engagement. On average businesses are using about 4-5 different softwares within their HR Ecosystem.

- **Onboarding:** Inefficient and manual processes that leave new hires with unclear job expectations and disengagement.
- **Communication:** Information silos and ineffective communication channels that hinder employee engagement.
- **Culture & Engagement:** The challenge of maintaining a cohesive company culture in hybrid and remote work environments.
- **Learning:** Traditional training methods are outdated, failing to engage employees or address skill gaps effectively.

THE PROBLEM & OUR SOLUTION

Tackling Inefficiencies and Providing Value through HR Innovation Tools

Customer Voice
"I have never worked with a company as responsive as Auzmor Learn. All of my questions have always been answered by the support team in a matter of hours. They helped us with everything from structuring the LMS to making teams in the system; we had a very smooth and great roll-out. We have had the Minnesota Department of Health come in a few times and we were able to pull up all the training records they needed with a few simple clicks. They complimented us several times by saying we are the most organized training department they have ever seen; all thanks to Auzmor."
Grant Haley
Training Director at Homeward Bound
"The support has always been really great. We get solutions to our problems fairly quickly. and I don't feel like I am talking to a wall when I am talking to support. There have always been efforts to resolve our problems and we can see that. Auzmor's platform is very intutive and easy to use; the user experience is excellent for creators and users alike. The platform is also very easily scalable. Auzmor basically has all to the features we needed from our wishlist. we train solely on Auzmor. with abour 85% of self-paced and 15% through live sessions. We would not have been able to do what we do without Auzmor."
Govinda Bilges
Humanity program Coordinator





**These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.*

Meet **Auzmor**, your AI-Powered Employee Experience Platform here to help organizations turn chaos into harmony, transforming the way teams learn, connect, and thrive.

AI-Powered LMS, LXP, and Coaching Software: Within the e-learning sector alone, organizations are at times using up to 4 different providers across content creation (authoring tools), learning personalization (LXP), LMS systems where administrators can deliver and track training, and content provides (Pre-Built Content Catalog), to provide proper training programs within its organization.

Auzmor Learn provides a unified learning experience platform that encompasses the ability to leverage a catalog of over 30,000 pre-built courses, create content, use AI powered personalized learning, and have a built-in mentorship function. Through these powerful functions, Auzmor not only provides the ability to deliver training, but we believe it is also a leading LMS to bridge the gap between training and coaching all within one unified system.

- **Social Intranet:** Our social intranet serves as the digital heart of the organization, centralizing communication, collaboration, and company information. This unified hub enhances engagement and ensures employees stay connected with up-to-date information.
- **Culture & Engagement:** We are expanding into culture and engagement modules to address the challenges of remote and hybrid work environments. Our platform is designed to help build and maintain a strong company culture, boosting employee morale and retention.
- **Onboarding:** Our onboarding module streamlines the process with structured checklists and automated workflows, reducing manual paperwork and improving new hire integration.


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The Future of Auzmor

At Auzmor, we're not just keeping pace with the future—we're shaping it. We believe our AI-powered platform is set to redefine the employee experience by removing repetitive tasks and turbocharging every aspect of the employee journey. Here's how Auzmor AI plans to enhance the way organizations engage, develop, and support their teams:

Personalized Onboarding

- **AI Onboarding Agent:** Our intelligent onboarding agent delivers real-time, relevant content tailored to each new hire, ensuring they receive a seamless, engaging introduction to your organization. This minimizes manual onboarding efforts and accelerates new employee integration.

Enhanced Communication

- **Dynamic Intranet Content:** Auzmor AI ensures that your intranet remains vibrant and engaging by continuously updating it with personalized content that keeps employees informed, aligned, and heard.

Tailored Learning Experiences

- **Adaptive Learning Paths:** Our AI-driven system creates personalized learning journeys for employees, recommending courses and resources based on their progress and skill needs. This fosters growth and equips teams with the tools they need to excel.
- **Efficient Content Creation:** AI accelerates the development of training materials, reducing content creation time and allowing training departments to focus on strategic initiatives.

Intelligent Growth and Performance Management

- **AI Coach:** Auzmor's AI coach mentors and guides team members, providing personalized feedback and support to facilitate ongoing upskilling and career development.
- **Adaptive Assessment:** AI-powered assessments adjust in real-time based on employee performance, offering a more accurate measure of skills and knowledge.

Data-Driven Insights

- **Skill Gap Analysis:** Our AI identifies and analyzes skill gaps, providing actionable insights to address developmental needs and align with organizational goals.
- **Competency Mapping:** AI maps employee competencies against organizational objectives, ensuring strategic alignment and targeted development efforts.

Creating an Intelligent Employee Experience

- **Cultural Fit Analysis:** By evaluating personality traits and values, our AI assesses how well new hires align with your organizational culture, improving the likelihood of long-term success.
- **Automated Recognition Systems:** AI tracks achievements and milestones, automatically recognizing and rewarding employee contributions, fostering motivation and engagement.
- **Employee Feedback Analysis:** AI analyzes communication and feedback to pinpoint common issues and enhance overall communication strategies.
- **Sentiment Analysis:** Leveraging AI to gauge employee sentiment and engagement levels, allowing for timely and effective interventions to improve workplace morale.

Auzmor AI: Your Intelligent Assistant

Auzmor AI isn't just a feature—it's a game-changer. Our intelligent assistant continuously learns and evolves, offering support across all Auzmor products. Whether it's personalizing learning paths, creating content, or managing assessments, Auzmor AI ensures a seamless and impactful employee experience.

THE MARKET & OUR TRACTION

Increasing Demand for Efficient, Scalable Solutions

Ex Market Growth

Global and USA Market Growth: 2023-2032

Global Market | **USA Market**

Social Intranet

- CAGR - 8.5% to 10% (Global)
- 2032 $20 to $25B
- 2023 $8.2B
- 2032 $8 to $10B
- 2023 $3.5B
- CAGR - 9% to 11% (USA)

Culture & Engagement

- CAGR - 16.2% (Global)
- 2032 $4.44B
- 2023 $1.04B
- 2032 $906M
- 2023 $720M
- CAGR - 16.2% (USA)

Onboarding

- CAGR - 16.2% (Global)
- 2032 $3.73B
- 2023 $1.02B
- 2032 $1.1B
- 2023 $310M
- CAGR - 14.9% (USA)

E-Learning

- CAGR - 14% (Global)
- 2032 $1T
- 2023 $316.2B
- 2032 $278.15B
- 2023 $122.34B
- CAGR - 9.56% (USA)

Sources: MarketsandMarkets, Grand View Research, Statista, GlobeNewswire, Zion Market Research, Brandon Hall Group, Global Market Insights, Renub Research.

The employee experience market is growing rapidly, currently at over $265 billion across the globe, with over $87.6 billion just within the U.S[1]. With the market projected to cross over $1 trillion by 2032[2], Auzmor believes it is strategically well-positioned to capture significant market share as a key player within the e-learning market, contributing to the large growth of the market as whole.

The demand for comprehensive, unified solutions is driven by:

Fragmentation: 63% of businesses use multiple tools for employee experience, highlighting the need for a single, integrated platform.

Talent Retention: 50% of organizations struggle with retention due to skill gaps and lack of effective training.

Remote Work: Over 53% of workforces are hybrid, increasing the need for robust remote training, communication and engagement solutions.

According to LinkedIn, **94% of workers** believe that skill development opportunities are crucial for staying in their current companies.

- Global E-Learning market is projected to surpass $1 Trillion by 2032
- Global Social Intranet market is projected to surpass $20-25 Billion by 2032
- Global Engagement Platform market is projected to surpass $4.44 Billion by 2032
- Global Onboarding Platform market is projected to surpass $3.73 Billion by 2032

In just under five years, Auzmor has established itself as a formidable force in the employee experience market, flourishing as a self-funded, bootstrapped startup. Not only have we achieved profitability ahead of schedule, but we've also made a seismic impact in the e-learning sector. Our innovative approach has positioned us as a prominent Learning Experience platform, distinguished by our user-friendly, personalized interface. Rated by G2 as one of the most user-friendly LMS solution, we excel in support and implementation. With a client retention rate exceeding 96%, we take pride in delivering exceptional value and transforming the way organizations engage and empower their teams.



Highlighting Our Valued Partnerships

BrightCHAMPS
ALTA
amazon
CHICAGO VENTURES
Medicine for Humanity
City
TotalMed
LIFECHURCH
TRADERS POINT
optum
Vital
Furniture Fair
BGS
FRED HUTCH
celero
YourClassical Pipedreams
VALDES ARCHITECTURE & ENGINEERING
ActiveCampaign
LCBC
Verisk
Communify
H.J. BAKER
HOMEWARD BOUND
COLORADO

WHY INVEST

Join an Industry Leader

Investing in Auzmor is your opportunity to support a trailblazing company at the forefront of a booming market. With the employee experience sector set to exceed $1 trillion by 2032, Auzmor believes it is uniquely positioned to lead the charge. Our platform addresses the critical issue of fragmented systems, which we think can pave the way to becoming the first true Super App in HR Tech. By delivering a unified, comprehensive solution, we're aiming to revolutionize the industry. Every investment dollar will fuel our growth, driving strategic sales and marketing initiatives. Auzmor's products are integral, "sticky" solutions that enhance every facet of the employee lifecycle, ensuring lasting impact and value for organizations.

Future Vision: Our long-term vision is to become the leading super app in HR Tech, offering a comprehensive solution for onboarding, training, engagement, and communication. Within the next 6 years, we plan to scale our operations and expand our market reach.

ABOUT

HEADQUARTERS

WEBSITE

6600 Westown Pkwy Suite 255, Suite West View Site 🔗
Des Moines, IA 50266

Meet Auzmor, the Digital Heart of your organization and the next-generation AI-driven super app revolutionizing the employee experience ecosystem and how organizations manage their workforce. Our all-in-one solution centralizes employee training, communication, and engagement, offering a unified solution that boosts efficiency and engagement.

TERMS

Auzmor

Overview

PRICE PER SHARE

VALUATION

$5.92

$57.07M

DEADLINE
Feb. 6, 2025 at 7:59 AM UTC

FUNDING GOAL
$124k - $124k

Breakdown

MIN INVESTMENT
$195.36

OFFERING TYPE
Equity

MAX INVESTMENT
$123,994.40

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
20,945

MAX NUMBER OF SHARES OFFERED
20,945

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Circular →

Offering Memorandum →

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$676,814	$354,845
Cash & Cash Equivalents	$3,228	$43,953
Accounts Receivable	$646,300	$287,690
Short-Term Debt	$1,387,427	$1,262,077

Long-Term Debt	$1,387,427	$1,460,106
Revenue & Sales	$1,556,406	$1,196,610
Costs of Goods Sold	$195,872	$43,250
Taxes Paid	$0	-$1,932
Net Income	$61,841	-$78,266

Risks ⌃

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 25% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 30% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $2,500+ between day 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $2,500+ between day 60 - 65 and receive 10% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ and receive a one year of Auzmor Office, Learn, Hire, or LXP

Tier 2 Perk: Invest $5,000+ and receive 5% bonus shares + receive two years of Auzmor Office, Learn, Hire, or LXP

Tier 3 Perk: Invest $10,000+ and receive 10% bonus shares + receive a lifetime subscription for Auzmore Office, Learn, Hire, or LXP

Tier 4 Perk: Invest $20,000+ and receive 15% bonus shares + a 30-minute zoom-call with the executive team + receive a lifetime subscription for Auzmor Office, Learn, Hire, or LXP

Tier 5 Perk: Invest $50,000+ and receive 20% bonus shares + a 30-minute zoom-call with the executive team + receive a lifetime subscription for all of our current services (Auzmor Office, Learn, Hire, and LXP)

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

StartEngine Venture Club

Auzmor Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club. This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.92 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $592. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed. Eligible investors will also receive the Venture Club Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

10% **Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Venture Club

Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$1,000

Early Bird 1:

Invest $1,000+ within the first 2 weeks | 10% bonus shares

06	21	51	16
Days	Hours	Minutes	Seconds

Select

$1,000

Tier 1 Perk:

Invest $1,000+ and receive 1% bonus share

Select

$5,000

Early Bird 2:

Invest $5,000+ within the first 2 weeks | 15% bonus shares

06	21	51	16
Days	Hours	Minutes	Seconds

Select

$5,000

Tier 2 Perk:

Invest $5,000+ and receive 5% bonus shares

Select

$10,000

Early Bird 3:

Invest $10,000+ within the first 2 weeks | 20% bonus shares

06	21	51	16
Days	Hours	Minutes	Seconds

Select

$10,000

Tier 3 Perk:

Invest $10,000+ and receive 10% bonus shares

$20,000

Early Bird 4:

Invest $20,000+ within the first 2 weeks | 25% bonus shares

$20,000

Tier 4 Perk:

Invest $20,000+ and receive 15% bonus shares



Select

06 Days 21 Hours 51 Minutes 16 Seconds
Select

Select

$50,000

Early Bird 5:

Invest $50,000+ within the first 2 weeks | 30% bonus shares

06 Days 21 Hours 51 Minutes 16 Seconds

Select

$50,000

Tier 5 Perk:

Invest $50,000+ and receive 20% bonus shares

Select

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to this investment?**

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.



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FAQS

How much can I invest? ⌃

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000, are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, he/she is limited to investing 10% of the greater of the two amounts.

When will I receive my shares?

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market, or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancelation period. Once the four-hour window has passed, it is up to each company to set their own cancelation policy. You may find the company's cancelation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to get sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors
Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

<u>The Pitch</u>

Employee experience is the complete journey an employee takes within a company, from their first day of recruitment to onboarding, training, development, and ultimately their growth and exit, shaping how employees feel, perform, and engage within an organization.

Today, the employee experience is fragmented and has three significant challenges. Tools and technology. 63% of businesses rely on multiple tools that create inefficiencies as employees waste time navigating disconnected systems. Skills.

Skill gaps and inadequate training. With 74% of employers reporting critical skill shortages as the primary cause of turnover, organizations face significant talent retention challenges.

Hybrid staff. With 53% of workforce services operating in hybrid models, companies are increasingly investing in onboarding, training, communication, and engagement to overcome challenges in maintaining consistency and keeping employees connected across both remote and in-office environments. Recognizing these challenges, we developed Auzmor, an AI-powered enterprise-grade super app that redefines the employee experience.

Auzmor offers a single unified platform designed to train, upskill, and engage the workforce more effectively. With advanced AI, personalizes the entire employee journey, from onboarding and development to engagement and communication, helping foster a strong company culture. Join us by investing in Auzmor and help shape the future of HR tech.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.